CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2020 and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
                              (No. and Street)

Waverly	IA	50677
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kacey M. Helt   608-665-6027
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                      (Name - if individual, state last, first, middle name)

111 S Wacker Dr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Jenny Brock, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of CUNA Brokerage Services, Inc. (the "Company") as of December 31, 2020 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jenny M. Brock
Signature

Principal Financial Officer
Title

Subscribed and sworn to before me this 26rd day of February, 2021.

Kim Bautz
Notary Public

KIM BAUTZ
NOTARY PUBLIC
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital

(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (Filed Separately).
( ) (n) Exemption Report Pursuant to Rule 15c3-3 and Report of Independent Registered Public Accounting Firm thereon. (Filed Separately).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: 1 312 486 1000
Fax: 1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
CUNA Brokerage Services, Inc.
Waverly, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is ultimately wholly-owned by CUNA Mutual Holding Company, as of December 31, 2020, and the related statements of income (loss), changes in stockholder's equity, cash flows, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2004.

CUNA Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2020
($ in 000s, except for share amounts)

Assets

Cash and cash equivalents	$	16,155
Accrued investment income		308
Receivable for commissions		6,739
Receivable for commissions - affiliate		3,698
Receivables - other		740
Federal income taxes recoverable from affiliate		1,094
Debt securities, at fair value		48,047
Deposits with clearing organizations		105
Other assets		3,335
Total assets	$	**80,221**

Liabilities and Stockholder's Equity

Liabilities

Commissions and accounts payable to affiliates	$	22,727
Commissions and accounts payable - other		5,948
State income taxes payable to affiliate		4
Deferred tax liability		624
Other liabilities		376
Total liabilities		**29,679**

Stockholder's equity

Common stock--no par value;		
2,000 shares authorized with a $300 state value; 765 issued and outstanding	$	230
Additional paid in capital		88,064
Accumulated (deficit)		(37,752)
Total stockholder's equity		**50,542**
Total liabilities and stockholder's equity	$	**80,221**

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Income (Loss)
Year Ended December 31, 2020
($ in 000s)

Revenues

Brokered commissions - affiliated	$	39,131
Brokered commissions - unaffiliated		93,938
Fees		28,725
Wholesaling commissions - unaffiliated		269
Total commissions and fees		162,063
Net investment income		1,605
Net realized and unrealized investment gains		1,157
Other		2,158
Total revenues		166,983

Expenses

Commissions, compensation and benefits	167,194
Administrative expenses	19,866
Clearing transaction fees	1,584
Total expenses	188,644
(Loss) before income taxes	(21,661)
Income tax (benefit)	(4,546)
Net (loss) $	(17,115)

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2020

($ in 000s)

| | Common Stock | | Additional | Accumulated | Total Stockholder's |
	Shares	Amount	Paid in Capital	(Deficit)	Equity
Balance at January 1, 2020	765	$ 230	$ 70,064	$ (20,637)	$ 49,657
Net (loss)	-	-	-	(17,115)	(17,115)
Capital contribution from parent	-	-	18,000	-	18,000
Balance at December 31, 2020	765	$ 230	$ 88,064	$ (37,752)	$ 50,542

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2020
($ in 000s)

Cash flows from operating activities:		
Net (loss)	$	(17,115)
Adjustments to reconcile net (loss) to net cash		
used in operating activities:		
Net realized and unrealized investment (gains)		(1,157)
Amortization of bond premium and discount		(5)
Deferred income taxes		207
Changes in assets and liabilities:		
Sales, calls, maturities and/or transfers of debt securities		10,361
Purchases of debt securities		(7,872)
Accrued investment income		68
Receivable for commissions		(1,059)
Receivable for commissions - affiliate		(288)
Receivables - other		68
Other assets		(964)
Commissions and accounts payable to affiliates		3,846
Commissions and accounts payable - other		757
Federal income taxes recoverable from affiliate		(606)
State income taxes payable to affiliate		(20)
Other liabilities		4
Net cash used in operating activities		(13,775)
Cash flows from financing activities:		
Capital contribution from parent		18,000
Intercompany note receivable - borrowings		(135,982)
Intercompany note receivable - repayments		135,982
Net cash provided by financing activities		18,000
Net increase in cash and cash equivalents		4,225
Cash and cash equivalents, beginning of year		11,930
Cash and cash equivalents, end of year	$	16,155
Supplemental disclosure of cash and non-cash information:		
Net cash (received) from affiliate for income taxes	$	(4,153)

See accompanying notes to financial statements.

Note 1: Organization and Description of Business

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is a holding company wholly-owned by CMFG Life Insurance Company ("CMFG Life"). CMFG Life is a life insurance company organized under the laws of Iowa for the primary purpose of serving the insurance needs of credit unions and their members. The Company's ultimate parent is CUNA Mutual Holding Company ("CMHC"), a mutual insurance holding company organized under the laws of Iowa.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisors Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company markets mutual funds, unit investment trusts, variable annuities, single premium deferred annuities, flexible premium deferred variable annuities, single premium deferred modified guaranteed indexed annuities, flexible premium variable life insurance, individual bonds and stocks, alternative investments (including public limited partnerships), exchange traded products and financial planning services (including managed account programs) primarily to credit union members. Some of the aforementioned product offerings are products managed by affiliates of the Company. The Company also sponsors its own managed account program; CBSI is the principal for this program and is primarily responsible for providing the services to the client. As such, the Company contracts affiliated and unaffiliated parties to offer the program and provide several options for investment management to its clients. The Company is an introducing broker. As such, the Company accepts customer orders but does not hold customers' funds or investments. Rather, the Company arranges for other brokers to clear the transactions on behalf of the customer.

As discussed in Note 7, CMFG Life and its affiliates provide substantially all of the services required in the conduct of the Company's operations. While the Company believes that these transactions were at reasonable terms, the results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus disease ("COVID-19") as a pandemic, which continues to spread throughout the U.S. COVID-19 is having an unprecedented impact on the U.S economy as federal, state, and local governments react to this public health crisis.

The impacts of the current COVID-19 pandemic are broad reaching, and the impacts on the Company's financial statements to date have not been estimated. Due to the COVID-19 outbreak, there is uncertainty surrounding the potential impact on the Company's future financial position, results of operations and related cash flows. Continued impacts of the pandemic could materially adversely affect the Company's near-term and long-term revenues, earnings, liquidity, and cash flows as fair values of invested assets may decline (which could result in lower assets under management and deposits by the Company's clients and therefore declines in commission and fee income earned by the Company). These potential impacts will largely depend on future developments that cannot be accurately predicted, including the duration and severity of the pandemic, government actions, and the length of time until the economy recovers.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

($ in 000s)

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the valuation of debt securities, receivables for renewal and trailing commissions, other revenue and other liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include unrestricted deposits in financial institutions and money market mutual funds. Money market mutual funds are stated at fair value.

Receivables for Commissions - Receivables primarily represent an estimate of trailing commissions due to the Company from mutual fund families and insurance carriers based on a percentage of the customers' assets under management and commissions (including from affiliates) due for the sale of financial products.

Receivables - Other - Primarily includes receivables for marketing support fees, fee revenue and amounts owed from a clearing firm.

Debt Securities - Investments in debt securities are classified as proprietary trading securities and are carried at fair value. Changes in fair value (both realized and unrealized) are recorded within the statement of income (loss).

Other Assets - Other assets mainly consist of advance payments related to agreements with various credit unions to exchange up-front payments for marketing and administrative support of CBSI's brokerage program and exclusive rights to the brokerage relationship. The advance payments are amortized over the life of the agreements, which typically range from two to five years; the amortization is recognized within administrative expenses in the statement of income (loss). Other assets also includes general prepaid fees and expenses.

Commissions and Accounts Payable - Commissions and accounts payable mainly consist of amounts due to representatives and credit union reimbursements. Commissions payable represent amounts due to the Company's sales representatives, both affiliated and unaffiliated, in connection with estimated trailing commissions and sales. Credit union reimbursements are amounts due to credit unions for certain expenses that arise due to the production of new and renewal business. These costs are recorded as an obligation at the time the corresponding revenue is recognized. The credit union reimbursements are based on a percentage of deposits. As of December 31, 2020, the amount payable for credit union reimbursements was $3,873.

Brokered Commissions – Affiliated and Unaffiliated - The Company's revenue from contracts with customers is earned primarily based on contracts with mutual fund companies, insurance companies, and other product providers. Revenue consists primarily of up-front sales commissions and renewal or trailing commissions from the sale of annuities, mutual funds and other investments. Some of the annuity commission revenue is from the sale of products offered by CMFG Life and MEMBERS Life Insurance Company ("MLIC"), a wholly-owned subsidiary of CMIC.

The Company has a single performance obligation to market and sell products offered by product sponsors. Consequently, up-front commissions based on a percentage of the amount purchased are recognized as revenue on the trade-date. When applicable, an estimate of chargebacks is accrued. Renewal and trailing commissions are generally earned based on a percentage of the customers' assets under management and paid over time. The Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. Therefore, renewal and trailing commission revenue is recorded when the account values become fixed and determinable. For the year ended December 31, 2020, up-front and renewal affiliated brokered commission income was $35,852 and $3,279, respectively, and is included within brokered commissions - affiliated on the statement of income (loss). For the year ended December 31, 2020, up-front and renewal unaffiliated brokered commission income was $47,140 and $46,798, respectively, and is included within brokered commissions - unaffiliated on the statement of income (loss).

Fees - The Company has a single performance obligation to market and sell products offered by product sponsors, primarily mutual funds and other investment advisors. Fee revenue mainly consists of managed account program fees and 12b-1 fees (distribution fees). Managed account and 12b-1 fees are based on a percentage of assets under management. The Company has concluded that the estimate of these fees is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. Therefore, the fees are recorded when the account values become fixed and determinable.

The Company also earns advisory fee income which is a performance obligation provided over time. The fee revenue is based on a percentage of assets under management and is recognized when the service is provided and the account values become fixed and determinable. Each of the fees discussed in this section are included in fee income on the statement of income (loss).
Both the managed account program fees and advisory fee income revenue sources described in this section are earned on unaffiliated managed account programs marketed by the Company, as well as the Company-sponsored managed account platform. The Company recorded fee income related to the Company-sponsored managed account platform of $4,409 for the year ended December 31, 2020.

Wholesaling Commissions – Unaffiliated - The Company has a single performance obligation to market and sell products offered by product sponsors. Wholesaling commission revenue consists of wholesaling commissions and marketing support fees. Wholesaling commissions are received from an unaffiliated insurer for assisting in marketing to retail brokers and insurance agencies on behalf of the insurer. These commissions are based on a percentage of deposits. Marketing support fees are based on sales or assets under management and an estimate of the earned amount is recognized as revenue on a monthly basis.

Net Investment Income - Primarily includes interest earned on debt securities, money market mutual funds and interest income from money loaned to affiliates. Interest income is recognized on an accrual basis.

Net Realized and Unrealized Investment Gains - Primarily includes unrealized holding gains and losses of debt securities. Realized gains and losses on the sale of investments are determined on a specific identification basis and are recorded on the trade date.

Other - Primarily includes the Company's share of fees earned, pursuant to a revenue-share agreement with a clearing agent.

Commission and Compensation Expense - Commission and compensation expense includes the cost of the Company's affiliated and unaffiliated sales representatives (including credit union and league partners) who distribute and market mutual fund and insurance products (some of which are products of CMFG Life and MLIC). Compensation expense also includes costs incurred by the Company for engaging affiliated and unaffiliated strategists to manage client funds that are invested in the Company-sponsored managed account platform. Commission and compensation expense is recognized as expense when incurred and is included in commissions, compensation and benefits in the statement of income (loss).

Clearing Transaction Fees - Certain securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Clearing agent fees are recognized as an expense when incurred.

Income Tax - The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

($ in 000s)

For federal income taxes, the Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach. Under this approach, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member even if the benefits would not be realized on a stand-alone basis. The Company records a valuation allowance for federal deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group. For state income taxes, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable as determined on a stand-alone basis.

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted by the U.S. federal government on March 27, 2020. The income tax provisions of the CARES Act did not have a material impact on the Company's financial statements.

Segment Reporting - The Company operates as one reportable business segment. This one reportable business segment sells proprietary and brokered insurance and investment products. This determination was based on the manner in which management uses financial information to evaluate business performance and because the Company's customer base is the same for all products.

Accounting Standard Updates Adopted – The Company adopted Financial Accounting Standards Board Accounting Standards Update No. 2016-13, *Measurement of Credit Losses of Financial Instruments* ("ASU 2016-13"), on January 1, 2020. The new standard replaces the existing incurred loss recognition model with an expected credit loss recognition model. The objective of the expected credit loss model is for the Company to recognize the estimate of expected credit losses for affected financial assets via a valuation allowance deducted from the amortized cost basis of the related financial assets that result in presenting the net carrying value of the financial assets at the amount expected to be collected. The Company must consider all available relevant information when estimating expected credit losses, including details about past events, current conditions, and reasonable and supportable forecasts over the contractual life of an asset. Financial assets may be evaluated individually or on a pooled basis when they share similar risk characteristics. The new guidance is applicable to financial instruments measured at amortized cost, which for the Company are primarily amounts due from non-affiliates for commissions and fees. ASU 2016-13 did not have a material impact on the Company's financial statements.

Note 3: Investments

Debt Securities

The amortized cost and estimated fair values of debt securities at December 31, 2020 are as follows:

	Amortized Cost	Estimated Fair Value
Domestic corporate securities	$ 39,872	$ 42,633
Foreign corporate securities	4,996	5,414
Total debt securities	$ 44,868	$ 48,047

($ in 000s)

The amortized cost and estimated fair values of investments in debt securities at December 31, 2020, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 5,000	$ 5,069
Due after one year through five years	24,045	26,031
Due after five years through ten years	12,865	13,972
Due after ten years	2,958	2,975
Total debt securities	$ 44,868	$ 48,047

Net Investment Income

Sources of net investment income for the year ended December 31, 2020 are as follows:

	2020
Gross investment income	
Debt securities	$ 1,446
Cash and cash equivalents	21
Interest income - affiliated	219
Total gross investment income	1,686
Investment expenses	81
Net investment income	$ 1,605

Note 4: Fair Value

The Company uses fair value measurements to record the fair value of certain assets.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

- Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset, including assumptions about risk.

For purposes of determining the fair value of the Company's assets, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for measuring fair value. The availability of observable inputs varies by investment.

Valuation Process

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance on the overall reasonableness and consistent application of valuation methodologies and inputs and compliance with accounting standards through the execution of various processes and controls designed to provide assurance that the Company's assets are appropriately valued.

The Company has policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

Transfers Between Levels

There were no transfers between levels during the year ended December 31, 2020.

($ in 000s)

Fair Value Measurement – Recurring Basis

The following table summarizes the Company's assets that are measured at fair value on a recurring basis as of December 31, 2020.

Assets, at Fair Value	Level 1	Level 2	Level 3	Total
Cash equivalents[1]	$ 16,091	$ -	$ -	$ 16,091
Debt securities				
Domestic corporate securities	-	42,633	-	42,633
Foreign corporate securities	-	5,414	-	5,414
Total debt securities	-	48,047	-	48,047
Total assets, at fair value	$ 16,091	$ 48,047	$ -	$ 64,138

[1]Excludes cash of $64 that is not subject to fair value accounting.

Determination of Fair Values

The Company determines the estimated fair value of its assets using primarily the market approach and the income approach. The use of quoted prices and matrix pricing and similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach.

A summary of valuation techniques for classes of financial assets by fair value hierarchy level is as follows:

Level 1 Measurements

Cash equivalents: Consists of money market funds; valuation is based on the closing price as of the measurement date.

Level 2 Measurements

Domestic corporate securities: Valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Foreign corporate securities: Valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Note 5: Income Tax

The Company is included in the consolidated federal income tax return filed by CMHC, the Company's ultimate parent. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the

($ in 000s)

consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax benefit for the year ended December 31, 2020 is as follows:

		2020
Current tax expense (benefit):		
Federal	$	(4,759)
State		6
Total current income tax benefit		(4,753)
Deferred income tax expense:		
Federal		207
Total deferred income tax expense		207
Total income tax benefit	$	(4,546)

Income tax benefit differs from the amount computed by applying the U.S. federal corporate income tax rate to (loss) before income taxes for the year ended December 31, 2020 due to the items listed in the following reconciliation:

		2020
Tax (benefit) computed at federal corporate tax rate	$	(4,549)
Meals and entertainment		2
State income taxes (net of federal benefit)		5
Federal income tax related to prior years		(4)
Total income tax benefit	$	(4,546)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

($ in 000s)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020 are as follows:

		2020
Deferred tax assets		
State loss carryforwards	$	3,145
Deferred income		24
General expense accrual		57
Gross deferred tax assets		3,226
Less: Valuation allowance for state deferred tax assets		(3,016)
Net deferred tax assets		210
Deferred tax liabilities		
Investments		827
Prepaid expenses		7
Gross deferred tax liabilities		834
Net deferred tax liability	$	624

The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the assets will not be realized. As of December 31, 2020, the Company recorded a valuation allowance of $3,016 against its net state deferred tax assets including deferred tax assets related to state net operating loss carryforwards. Under the benefits-for-loss approach, a valuation allowance has not been recorded against the Company's federal deferred tax assets as they are expected to be realized by the consolidated group. The valuation allowance increased $1,051 in 2020 primarily due to additional state operating losses incurred.

As of December 31, 2020, the Company had state operating loss carryforwards of $49,092 with a related tax benefit of $3,145. These carryforwards expire in various years through 2040. The Company did not have any federal capital loss, operating loss or credit carryforwards.

The Company has determined that no material uncertain tax positions exist as of December 31, 2020. As a result, the Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2020. Management does not anticipate a material change to the Company's uncertain tax positions during 2021.

It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes.

For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for the years ended before 2014. Income tax liabilities have settled with the U.S. federal taxing authority ("IRS") for tax year 2015, and the statute of limitations is closed. Amended refund

($ in 000s)

claims filed for tax years 2010 and 2012 are currently under examination as part of the Joint Committee on Taxation approval process.

Note 6: Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2020, the Company had net capital under Rule 15c3-1 of $41,204 which was $39,225 in excess of its required net capital of $1,979 and the Company's ratio of aggregate indebtedness to net capital, as defined, was .72 to 1.

The Company has entered into a written agreement with its clearing firm, which requires the clearing firm to perform a Proprietary Accounts of Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, $100 held on deposit at the clearing firm is treated as an allowable asset for purposes of the Company's net capital computation.

Note 7: Related Party Transactions

CMFG Life provides services to the Company as defined in an expense sharing agreement and charges the Company for the cost of such services. CMFG Life pays commissions and compensation expenses on behalf of the Company, for which the Company reimburses CMFG Life. The agreement covers expenses related to sales and marketing, administrative, operations and other support and infrastructure costs. Total expenses related to the Company for services provided by CMFG Life for the year ended December 31, 2020 were reported as follows on the accompanying statement of income (loss).

		2020
Commissions, compensation and benefits	$	163,943
Administrative expenses		18,598
Total related-party expenses	$	182,541

Related party balances are generally settled monthly.

Accounts receivable from affiliates are netted against commissions and accounts payable to affiliates, when a right of offset exists.

Commissions and other compensation expenses, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes compensation expense and benefits and other related expenses.

Commission income received by the Company from CMFG Life and MLIC for brokering proprietary products of CMFG Life and MLIC is included within brokered commissions – affiliated on the statement of income (loss) and was $2,247 and $36,884, respectively, for the year ended December 31, 2020.

The Company hires MEMBERS Capital Advisors, Inc. ("MCA") a subsidiary of CMIC, as its investment advisor. MCA is utilized to invest the Company's capital and is leveraged as an investment advisor for the Company-sponsored managed account program. The Company recorded MCA investment management fees totaling

($ in 000s)

$81 in 2020 related to MCA's management of the Company's firm investments; these fees are netted within net investment income on the statement of income (loss).

The Company sold a debt security to its affiliate, CMFG Life, during 2020 and recorded a loss of $159 related to the transaction. This loss is included within net realized and unrealized investment gains on the statement of income (loss).

The Company recorded strategist revenue and expense of $37 related to MCA's investment management services provided on the Company-sponsored managed account. These revenues and expenses are included in fees and commissions, compensation and benefits, respectively, on the statement of income (loss).

The Company has an agreement with CMFG Life whereby the Company loans funds to CMFG Life to efficiently manage cash and liquidity and earn investment income. There was no balance outstanding at December 31, 2020. The Company earned $219 from CMFG Life for the year ended December 31, 2020, which was included in net investment income.

Note 8: Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Credit Risk - As an introducing broker, the Company accepts customer orders and arranges for other independent licensed brokers to clear the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Under the terms of the Company's agreements with its clearing agents, the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis. Additionally, the Company seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

At December 31, 2020, the Company has recorded a liability of $375 to cover deficit balances of customers who were introduced to the Company's clearing agent, in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company believes that the likelihood that it will be required to make additional payments under this agreement is remote; therefore, no additional contingent liability is recorded in the statement of financial condition.

Regulatory Matters - In the normal course of business, the Company may discuss matters raised during routine examinations or other inquiries with its regulators. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation - The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

Note 9: Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

CUNA Brokerage Services, Inc.
Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2020
($ in 000s)

Stockholder's equity	$	50,542
Deductions:		
Nonallowable assets		6,363
Haircut on securities		2,975
Net capital		41,204
Amounts included in total liabilities which represent aggregate indebtedness:		
Commissions and accounts payable to affiliates		22,727
Commissions and accounts payable – other		5,948
Deferred tax liability		624
State income taxes payable to affiliate		4
Other liabilities		376
Total aggregate indebtedness		29,679
Capital requirement:		
Minimum requirement (greater of $50 or 6-2/3% of aggregate indebtedness)		1,979
Net capital in excess of requirement	$	39,225
Ratio of aggregate indebtedness to net capital		72.03%

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2020

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C. F.R. § 240.15c3-3 (k)(2)(ii): Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer. The Company does not claim exemption (k)(2)(i), but also does not trigger a requirement under SEA Rule 15c3-3 because the Company is never in possession or control of customer cash or securities (given the Company transacts through a separate clearing broker-dealer or conducts business directly with mutual fund companies (via the Company's subscription way basis transactions, which are further described below).

The Company is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described in the Company's Exemption Report.